Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of U.S. dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net Income (unaudited)	Shares outstanding and equivalents	Amount per Share
Quarter ended March 31, 2009:
Basic EPS (available to common shareholders)	$8,252	55,903,740	$0.15
Diluted EPS	$8,252	55,916,256	$0.15
Quarter ended March 31, 2008:
Basic EPS (available to common shareholders)	$82,569	57,427,602	$1.44
Diluted EPS	$86,803	66,182,884	$1.31